EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Nine months ended
September 30, 2009

Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$128,641
Add: Interest expense	107,710
Depreciation expense on cap’d interest	1,119
Amortization of deferred financing costs	3,754

Earnings before fixed charges	$241,224

Fixed charges:
Interest expense	$107,710
Amortization of deferred financing charges	3,754
Capitalized interest	7,349

Fixed charges	118,813

Preferred share distributions	—
Preferred unit distributions	15,759

Combined fixed charges	$134,572

Ratio of earnings to fixed charges	2.03

Ratio of earnings to combined fixed charges	1.79